LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM
DIRECT E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

August 11, 2006

Dear Ms. Anderson:

We have electronically filed herewith on behalf of IElement Corporation (the “Registrant”) Amendment No. 5 to the above-referenced Registration Statement. The Amendment No. 5 is marked with &ltR&gt tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter re-sponsive to your comment letter dated August 1, 2006.

Our responses below are numbered in accordance with Ms. Anderson’s numbered comments:

1.  Amendment No. 5 reflects the requested change.

2.  Amendment No. 5 reflects the requested change.

3.  Amendment No. 5 reflects the requested change.

4.  Amendment No. 5 reflects the requested change.

5.   Amendment No. 5 reflects the requested change.

6.  Amendment No. 5 reflects the requested change.

Form 10-KSB/A for the fiscal period ended March 31, 2006.

In addition to complying with the specifically enumerated comments below, the Company will make amendments to the Form 10-KSB/A, which shall be filed as soon as practical, for the fiscal period ended March 31, 2006 to comply with the above comments relating to the Registration Statement on Form SB-2.

7.  IElement shall comply with the Commission’s comments in future filings.

8.  Amendment No. 2 to Form 10-KSB/A will reflect the requested change. Specific changes to internal controls will be enumerated.

9.  Amendment No. 2 to Form 10-KSB/A will reflect the requested change. The paragraph will be removed.

We look forward to your comments on Amendment No. 5 and the fore-going responses.

Legal & Compliance, LLC

By:______________________
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
August 11, 2006